Exhibit 99.1

Execution Version

TELUS CORPORATION

DEBT SECURITIES

Agency Agreement

November 21, 2013

To the Agents named in Schedule II hereto

Ladies and Gentlemen:

TELUS Corporation, a British Columbia company (the “Company”), proposes to appoint the agents named in Schedule II hereto (collectively, the “Agents”, and each individually an “Agent”), as its sole and exclusive agents to offer for sale, on a best efforts basis, up to the principal amount of its debt securities identified in Schedule I hereto (the “Securities”), to be issued under the indenture dated as of May 22, 2001 (the “Base Indenture”) between the Company and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), as trustee (the “Trustee”), as supplemented by the First Series Supplemental Indenture dated as of May 30, 2001, the Second Series Supplemental Indenture dated as of May 30, 2001, the Third Series Supplemental Indenture dated as of May 30, 2001, the Fourth Series Supplemental Indenture dated as of May 18, 2006, the Fifth Series Supplemental Indenture dated as of March 13, 2007, the Sixth Series Supplemental Indenture dated as of March 13, 2007, the Seventh Series Supplemental Indenture dated as of April 9, 2008, the Eighth Series Supplemental Indenture dated as of May 20, 2009, the Ninth Series Supplemental Indenture dated as of December 4, 2009, the Tenth Series Supplemental Indenture dated as of July 23, 2010, the Eleventh Series Supplemental Indenture dated as of May 25, 2011, the Twelfth Series Supplemental Indenture dated as of December 11, 2012, the Thirteenth Series Supplemental Indenture dated as of April 1, 2013 and the Fourteenth Series Supplemental Indenture dated as of April 1, 2013 (collectively, the Base Indenture as so supplemented, the “Original Indenture”), as further supplemented by a Fifteenth Series Supplemental Indenture and a Sixteenth Series Supplemental Indenture, each to be dated as of the Closing Date (as defined herein) (collectively with the Original Indenture, the “Indenture”) between the Company and the Trustee.

The Company has prepared and filed with the British Columbia Securities Commission (the “Reviewing Authority”) and the Canadian securities regulatory authorities (together with the Reviewing Authority, the “Qualifying Authorities”) of each of the other provinces of Canada (including British Columbia, collectively, the “Qualifying Provinces”) in accordance with National Instruments 44-101 – Short Form Prospectus Distributions (“National Instrument 44-101”) and 44-102 – Shelf Distributions (“National Instrument 44-102”), a preliminary short form base shelf prospectus dated November 8, 2013 relating to Debt Securities, Preferred Shares, Common Shares, Warrants to Purchase Equity Securities, Warrants to Purchase Debt Securities, Share Purchase Contracts and Share Purchase or Equity Units (in the English and French languages, as applicable, the “Canadian Preliminary Prospectus”). The Company has also prepared and filed with the United States Securities and Exchange Commission (the “SEC”) in accordance with the provisions of the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder (collectively, the “U.S. Securities Act”), a registration statement on Form F-10 (File No. 333-192197) filed with the SEC on November 8, 2013, which includes the Canadian Preliminary Prospectus in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Preliminary Prospectus”).

The Company has also prepared and filed (1) with the Qualifying Authorities, in accordance with National Instruments 44-101 and 44-102, a final short form base shelf prospectus dated November 15, 2013 relating to Debt Securities, Preferred Shares, Common Shares, Warrants to Purchase Equity Securities, Warrants to Purchase Debt Securities, Share Purchase Contracts and Share Purchase or Equity Units (in the English and French languages, as applicable, the “Canadian Final Prospectus”) and has obtained from the Reviewing Authority a receipt evidencing the receipt or deemed receipt, as applicable, for the Canadian Final Prospectus from each of the Qualifying Authorities pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, and (2) with the SEC an amendment to the registration statement on Form F-10, including the Canadian Final Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Final Prospectus”). The registration statement on Form F-10, including the exhibits thereto and the documents and any other information expressly incorporated by reference therein, as amended at the time it became effective, is herein called the “Registration Statement”.

The Company has prepared and filed with the Qualifying Authorities, in accordance with National Instrument 44-102 (the “Shelf  Procedures”), a preliminary prospectus supplement dated November 21, 2013 to the Canadian Final Prospectus in respect of the offering of the Securities (the “Canadian Preliminary Supplement”) in both the English and French languages. The Company has also prepared and filed with the SEC a preliminary prospectus supplement dated November 21, 2013 to the U.S. Final Prospectus in respect of the offering of the Securities (the “U.S. Preliminary Supplement”) which is substantially similar to the Canadian Preliminary Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC).

The Company will prepare and file with the Qualifying Authorities, in accordance with the Shelf Procedures, a final prospectus supplement dated the date hereof to the Canadian Final Prospectus in respect of the offering of the Securities setting forth the Shelf Information (as defined below) (the “Canadian Supplement”), in both the English and French languages, by the earlier of: (a) the date the Canadian Supplement is first sent or delivered to a purchaser; and (b) two Business Days after the execution and delivery of this Agreement. The Company will prepare and file with the SEC within one Business Day after the Canadian Supplement is filed with the Qualifying Authorities, in accordance with General Instruction II.L of Form F-10, a final prospectus supplement to the U.S. Final Prospectus in respect of the offering of the Securities which is substantially similar to the Canadian Supplement in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Supplement”).

The information included in the Canadian Supplement that is omitted from the Canadian Final Prospectus but that is required under the Shelf Procedures to be included in the Canadian Supplement is referred to as the “Shelf Information”.

The Canadian Final Prospectus, including the documents and any other information expressly incorporated by reference therein, is herein referred to as the “Canadian Prospectus,” except that (a) when the Canadian Preliminary Supplement is furnished to the Agents in connection with the offering of the Securities in Canada or filed with the Qualifying Authorities, the term “Canadian Prospectus” shall also include the Canadian Preliminary Supplement, including the documents and any other information expressly incorporated by reference therein, and (b) when the Canadian Supplement is furnished to the Agents for use in connection with the offering of the Securities in Canada or filed with the Qualifying Authorities, the term “Canadian Prospectus” shall include the Canadian Supplement, including the documents and any other information expressly incorporated by reference therein. Any amendment to the Canadian Prospectus, any amended or supplemental prospectus or auxiliary material, information, evidence, return, report, application, statement or document relating to the sale of the Securities that may be filed by or on behalf of the Company under the securities laws of the Qualifying Provinces prior to the Closing Date or, where such document is deemed to be incorporated by reference in the Canadian Prospectus, prior to the expiry of the period of distribution of the Securities in Canada, is referred to herein collectively as the “Supplementary Material”.

The U.S. Final Prospectus, including the documents and any other information expressly incorporated by reference therein, is herein referred to as the “U.S. Prospectus”, except that (a) when the U.S. Preliminary Supplement is furnished to the Agents (whether or not such prospectus supplement is yet required to be filed under the U.S. Securities Act), the term “U.S. Prospectus” shall also include the U.S. Preliminary Supplement, including the documents and any other information expressly incorporated by reference therein, and (b) when the U.S. Supplement is furnished to the Agents (whether or not such prospectus supplement is yet required to be filed under the U.S. Securities Act), the term “U.S. Prospectus” shall include the U.S. Supplement, including the documents and any other information expressly incorporated by reference therein. Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer and include any documents filed with the Reviewing Authority after the date of effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of the offering and which are incorporated by reference in such Registration Statement or U.S. Prospectus.

The Canadian Prospectus and the U.S. Prospectus are sometimes referred to herein together as the “Prospectuses”.

At or prior to the time when sales of the Securities were first made at 1:30 p.m. (Eastern time) on November 21, 2013 (the “Time of Sale”), the Company had prepared the following information (collectively, the “Time of Sale Information”): (i) the U.S. Final Prospectus, (ii) the U.S.

Preliminary Supplement, (iii) each “free-writing prospectus” (as defined pursuant to Rule 405 under the U.S. Securities Act) listed on Annex D hereto, and (iv) the information listed on Schedule I hereto.

The Company hereby agrees with the Agents as follows:

1.

The Company agrees to create and issue the Securities and appoint the Agents as its sole and exclusive agents to offer for sale on a best efforts basis in reliance on the representations and warranties herein contained, and upon and subject to the terms and conditions hereinafter stated, (i) up to Cdn.$400 million principal amount of Series CM Notes at a price of Cdn.$997.15 per Cdn.$1,000 principal amount of 3.60% Notes, Series CM due January 26, 2021 (the “Series CM Notes”) plus accrued interest, if any, from November 26, 2013 to the date of delivery and (ii) up to Cdn.$400 million principal amount of Series CN Notes at a price of Cdn.$995.00 per Cdn.$1,000 principal amount of 5.15% Notes, Series CN due November 26, 2043 (the “Series CN Notes”) plus accrued interest, if any, from November 26, 2013 to the date of delivery.

2.	The Company understands that the Agents or their affiliates will offer the Securities for sale on a best efforts basis, on behalf of the Company in the Qualifying Provinces and in the United States.

The Agents agree to offer the Securities only in accordance with, and in a manner permitted by, the laws of each jurisdiction in which such Securities are permitted to be offered, as described under “Plan of Distribution” in the Canadian Supplement and the U.S. Supplement. The Agents further agree, upon receipt of the same from the Company, to send a copy of all amendments to the Canadian Prospectus or U.S. Prospectus to all persons to whom copies of the Canadian Prospectus or U.S. Prospectus, as applicable, are sent.

The Company covenants and agrees with the Agents to use commercially reasonable efforts to deliver a pdf version of the Canadian Final Prospectus, as supplemented by the Canadian Supplement, to the Agents by no later than 8:00 p.m. (Eastern time) on November 21, 2013.

The Agents covenant and agree with the Company that if, and only if, the Company complies with its covenant in the preceding paragraph, they will use commercially reasonable efforts to deliver the pdf version of the Canadian Final Prospectus, as supplemented by the Canadian Supplement, by electronic mail to each purchaser of Securities by no later than 11:59 p.m. (local time) on November 21, 2013.

3.

Payment for the Securities shall be made by the Agents on behalf of purchasers who have agreed to purchase Securities by wire transfer in immediately available funds to the account specified by the Company to the Agents, which notification shall be no later than noon on the Business Day (as defined herein) prior to the date of payment, such payment to be made on the date and at the time and place set forth in Schedule I hereto (or at such other time and place on the same or such other date, not later than the fifth Business Day thereafter, as the Agents and the Company may agree in writing). As used herein, the term “Business Day” means any day other than a day on which banks are permitted or required to be closed in Toronto or New York. The time and date of such payment and delivery with respect to the Securities are referred to herein as the “Closing Date”.

Payment for the Securities shall be made against delivery to the nominee of the depositary specified in Schedule I hereto for the respective accounts of the several Agents of the Securities of one or more global notes (the “Global Notes”) representing the Securities of each series, with any transfer taxes payable in connection with the transfer to purchasers of the Securities duly paid by the Company. The Global Notes will be made available for inspection by the Agents at the office of Norton Rose Fulbright Canada LLP, Royal Bank Plaza, 200 Bay Street, Suite 3800, Toronto, Ontario M5J 2Z4 not later than 3:00 p.m. (Eastern time) on the Business Day prior to the Closing Date.

In return for the Agents’ services in acting as financial advisors to the Company, in assisting in the preparation of the Canadian Preliminary Supplement, the U.S. Preliminary Supplement, the Canadian Supplement and the U.S. Supplement (and any supplement or amendment thereto), in advising on the final terms and conditions of the Securities, participating in and managing the sale of the Securities, in distributing the Securities, both directly and to other registered dealers and brokers, and in performing administrative work in connection with the distribution of the Securities, the Company agrees to pay to the Agents, at the Closing Date a fee of (i) Cdn. $3.70 per Cdn. $1,000 principal amount of Series CM Notes actually sold, and (ii) Cdn. $5.00 per Cdn. $1,000 principal amount of Series CN Notes actually sold, in each case exclusive of any applicable goods and services tax or any similar applicable tax. Each Agent shall be entitled to receive that proportion of the aggregate fee paid by the Company in respect of the Series CM Notes and the Series CN Notes equal to the percentage listed opposite its name in Schedule II in respect of the Series CM Notes and Series CN Notes, respectively.

4.

During the distribution of the Securities, the Company and each of CIBC World Markets Inc. and TD Securities Inc., on behalf of the Agents, shall approve in writing (approval given by e-mail to be considered given in writing), prior to such time marketing materials (as such term is defined in National Instrument 41-101(“NI 41-101”)) are provided to potential investors resident in Canada, any marketing materials reasonably requested to be provided by the Agents to any potential investor of the Securities, such marketing materials to comply with Canadian Securities Laws (as defined herein). The Company shall file such marketing materials with the Qualifying Authorities in accordance with Canadian Securities Laws. Any such filing shall constitute the Agents’ authority to use such marketing materials in connection with the Offering. The Company shall file any marketing materials approved and filed in accordance with this Section 4 with the SEC on Current Report on Form 6-K. The Company, and the Agents, on a several basis, covenant and agree not to provide any potential investor resident in Canada with any marketing materials other than those approved in accordance with this Section 4 and limited-use versions thereof.

5.	The Company represents and warrants to each Agent that:

(a)	The Company is eligible to use the Shelf Procedures;

(b)

The Reviewing Authority has issued a receipt evidencing the receipt or deemed receipt, as applicable, for the Canadian Final Prospectus from each of the Qualifying Authorities; no Qualifying Authority or any court has issued an order preventing or suspending the use of the Canadian Prospectus relating to the proposed offering of the Securities or preventing the distribution of the Securities or instituted proceedings for that purpose;

(c)

The Company is a reporting issuer not in default under all applicable securities laws in each of the Qualifying Provinces (where such concept exists) and the respective rules and regulations under such laws and is in compliance with its obligations thereunder in all material respects and there has been no material change (within the meaning of such term under Canadian Securities Laws (as defined herein)) relating to the Company which has occurred since December 31, 2012 and with respect to which the requisite material change report has not been filed on a non-confidential basis with the Qualifying Authorities, except to the extent that the offering contemplated hereby may constitute a material change;

(d)

(i) As of their respective dates, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied in all material respects with all applicable securities laws in each of the Qualifying Provinces and the respective rules and regulations under such laws including, without limitation, the Shelf Procedures and applicable published policy statements of securities regulatory authorities in such provinces (collectively, the “Canadian Securities Laws”), and, at the time of its delivery to the Agents and the Agents’ offer for sale to the public of the Securities, the Canadian Prospectus complied and will comply, as applicable, in all material respects with the Canadian Securities Laws; (ii) as of the date of filing of the Canadian Preliminary Supplement, the Canadian Final Prospectus, as supplemented by the Canadian Preliminary Supplement, constituted full, true and plain disclosure of all material facts relating to the Company and the Securities and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or which was necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading; (iii) the Canadian Final Prospectus, as supplemented by the Canadian Supplement, or any amendment or supplement thereto, as of the applicable filing date, will constitute full, true and plain disclosure of all material facts relating to the Company and the Securities and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or which is necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading; and (iv) the documents incorporated by reference in the Canadian Prospectus and the U.S. Prospectus, when they were filed with the Qualifying Authorities, were prepared in accordance with the Canadian Securities Laws in all material respects; and any further documents so filed and incorporated by reference in the Canadian Prospectus and the U.S. Prospectus, or any further amendment or supplement thereto, when such documents are filed with the Qualifying Authorities, will be prepared in accordance with the Canadian Securities Laws in all material respects; provided, however, that the representation and warranty set forth in this clause 5(d) shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Agents (“Agent Information”) expressly for use therein;

(e)

The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”);

(f)	The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act and is eligible to use the Shelf Procedures;

(g)

The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose or pursuant to Section 8A of the U.S. Securities Act against the Company or related to the offering of the Securities are pending before or, to the Company’s knowledge, threatened by the SEC; no Qualifying Authority or any court has issued an order preventing or suspending the use of the U.S. Prospectus or any order ceasing or suspending the distribution or trading in the Securities or instituted proceedings for that purpose;

(h)

The Time of Sale Information, at the Time of Sale did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with the Agent Information provided expressly for use in such Time of Sale Information;

(i)

Other than the U.S. Prospectus, the U.S. Preliminary Supplement and the U.S. Supplement, the Company (including its agents and representatives, other than the Agents in their capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the U.S. Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities in the United States (each such communication by the Company or its agents and representatives (other than a communication referred to in clause (i)

below), an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the U.S. Securities Act or Rule 134 under the U.S. Securities Act, or (ii) the documents listed on Annex D hereto and other written communications approved in writing in advance by the Agents. Each Issuer Free Writing Prospectus does not conflict with the information contained in the Registration Statement or the U.S. Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the other Time of Sale Information as of the Time of Sale, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with the Agent Information provided expressly for use in any Issuer Free Writing Prospectus;

(j)

The U.S. Prospectus, the U.S. Preliminary Supplement and the U.S. Supplement conform or will conform to the Canadian Prospectus, the Canadian Preliminary Supplement and the Canadian Supplement, respectively, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the U.S. Securities Act; (ii) the Registration Statement, when it became effective, did not contain and, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (iii) the Registration Statement, the Form F-X, the U.S. Preliminary Prospectus, and the U.S. Prospectus comply and, as amended or supplemented, if applicable, complied or will comply, as at the applicable filing date, in all material respects with the U.S. Securities Act and, to the extent applicable, the U.S. Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the applicable rules and regulations of the SEC thereunder; (iv) the U.S. Preliminary Prospectus and the U.S. Prospectus, as at the applicable filing date, do not contain and, as amended or supplemented, if applicable, as at the applicable filing date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the representation and warranty set forth in this Section 5(j) shall not apply to (A) any statements or omissions made in reliance upon and in conformity with any Agent Information provided expressly for use therein, and (B) that part of the Registration Statement that constitutes the Form F-X of the Trustee;

(k)

There are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required (other than reports or information required to be made public after the date hereof pursuant to the Shelf Procedures); there are no contracts or documents required to be filed with any Qualifying Authority in connection with the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Preliminary Supplement, or the Canadian Supplement that have not been filed as required pursuant to Canadian Securities Laws and delivered to the Agents;

(l)

There are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the U.S. Prospectus or to be filed as exhibits to the Registration Statement that are not described, referred to or filed as required and delivered to the Agents;

(m)

The consolidated financial statements of the Company incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectuses present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated results of operation and the consolidated changes in financial position of the Company and its subsidiaries for the periods specified and such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, consistently applied throughout the periods involved; the selected financial data included in the Registration Statement, the Time of Sale Information and the Prospectuses present fairly the information shown therein and have been compiled on a basis consistent with that of the consolidated financial information included in the Registration Statement, the Time of Sale Information and the Prospectuses;

(n)

To the best of the Company’s knowledge, Deloitte LLP, who have reported upon the audited financial statements of the Company included in the Registration Statement, the Time of Sale Information and the Prospectuses are, and during the periods covered by their report were, independent with respect to the Company within the meaning of the Business Corporations Act (British Columbia) and applicable Canadian Securities Laws, and are independent as required by the U.S. Securities Act;

(o)

Since the respective dates as of which information is given in the Registration Statement, the Time of Sale Information and the Prospectuses, there has not been any material change in the capital stock or long-term debt of the Company or any of its subsidiaries, except as set forth or contemplated in the Registration Statement, the Time of Sale Information and the Prospectuses, or any material adverse change in or affecting the general affairs, assets or properties, business, prospects, results of operations or the condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”); and except as set forth or contemplated in the Registration Statement, the Time of Sale Information and the Prospectuses, neither the Company nor any of its subsidiaries has entered into any transaction or agreement (whether or not in the ordinary course of business) material to the Company and its subsidiaries taken as a whole;

(p)

The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Province of British Columbia, with corporate power and capacity to own its properties and conduct its business as described in the Registration Statement, the Time of Sale Information and the Prospectuses, and has been duly qualified as an extra-provincial corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a Material Adverse Effect;

(q)

Each of TELUS Communications Inc. (“TCI”), 1219723 Alberta ULC, TELE-MOBILE Company and TELUS Communications Company (collectively, the “Material Subsidiaries”) has been duly incorporated or formed and is validly existing as a corporation or partnership under the laws of its jurisdiction of incorporation or formation, with power (corporate or otherwise) and capacity to own its properties and conduct its business as described in the Registration Statement, the Time of Sale Information and the Prospectuses, and has been duly qualified as an extra-provincial corporation or has made all necessary extra-provincial registrations for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a Material Adverse Effect; and all the outstanding shares of capital stock or units of each Material Subsidiary have been duly authorized and validly issued, are fully-paid and non-assessable, and (except as described in the Registration Statement, the Time of Sale Information and the Prospectuses) are owned by the Company, directly or indirectly, free and clear of all liens, encumbrances, security interests and claims, except for any liens, encumbrances, security interests and claims which, singly or in the aggregate, are not material to the Company and its subsidiaries, taken as a whole;

(r)

This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, subject to (i) bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or other laws of general application relating to or affecting the enforcement of rights of creditors; (ii) general principles of equity, including the qualification that equitable remedies, including, without limitation, specific performance and injunction, may be granted only in the discretion of a court of competent jurisdiction, and the qualification that equitable remedies may not be available in any case against the Company; (iii) statutory and inherent powers of a court to stay proceedings before it and to grant relief from forfeiture; and (iv) the limitation that the rights of indemnity, contribution and waiver may be limited by applicable laws;

(s)

The Securities have been duly authorized, and, when issued and delivered pursuant to this Agreement and the Indenture, will have been duly executed, authenticated (when duly countersigned by the Trustee), issued and delivered and will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, (except as (i) the enforceability thereof may be limited by bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or other laws of general application relating to or affecting the enforcement of rights of creditors and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability) and entitled to the benefits provided by the Indenture; the Indenture has been duly authorized and qualified under the Trust Indenture Act and, when executed and delivered by the Company and the Trustee, the Indenture will constitute a valid and binding instrument, enforceable against the Company in accordance with its terms; (except as (i) the enforceability thereof may be limited by bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or other laws of general application relating to or affecting the enforcement of rights of creditors, (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability, and (iii) rights to indemnity and contribution may be limited by applicable law) and the Securities and the Indenture conform or will conform, in all material respects, to the descriptions thereof in the Time of Sale Information and the Prospectuses;

(t)

(i) The Original Indenture does meet, and the Indenture and the form and terms of the Securities will meet, all legal requirements under the Business Corporations Act (Ontario) and the Business Corporations Act (British Columbia) and (ii) the provisions of the Business Corporations Act (Ontario) and the Business Corporations Act (British Columbia) have been complied with, or will have been complied with no later than the time of delivery of the Securities by the Company, in respect of the issue, authentication (when duly countersigned by the Trustee) and delivery of the Securities;

(u)

Neither the Company nor any of its Material Subsidiaries is, or with the giving of notice or lapse of time or both would be, in violation of or in default under, its Notice of Articles, Articles or Certificate of Incorporation, or partnership agreement as the case may be, its By-Laws or any indenture, mortgage, deed of trust, loan agreement or other agreement, license or instrument to which the Company or any of its Material Subsidiaries is a party or by which it or any of them or any of their respective properties is bound, except for violations and defaults which, singly or in the aggregate, would not have a Material Adverse Effect and except as disclosed in the Time of Sale Information and the

Prospectuses; the issue and sale of the Securities and the performance by the Company of all of its obligations under the Securities, the Indenture and this Agreement and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement, license or instrument to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries is bound or to which any of the property or assets of the Company or any of its Material Subsidiaries is subject, except for any conflicts, breaches or defaults which, singly or in the aggregate, would not have a Material Adverse Effect or a material adverse effect on the Company’s ability to issue and sell the Securities and perform all of its obligations under the Securities, the Indenture and this Agreement and the Agents’ ability to offer for sale the Securities, nor will any such action result in any violation of the provisions of (i) the Notice of Articles, Articles or Certificate of Incorporation or partnership agreement, as the case may be, of the Company or any of the Company’s Material Subsidiaries, (ii) the By-Laws of the Company or any of the Company’s Material Subsidiaries, or (iii) any applicable law or statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company, its Material Subsidiaries or any of their respective properties, except for any violations in the case of this clause (iii) which, singly or in the aggregate, would not have a Material Adverse Effect; and no consent, approval, authorization, order, license, registration or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement or the Indenture, except such consents, approvals, authorizations, orders, licenses, registrations or qualifications as have been obtained (or will be obtained prior to the Closing Date) under Canadian Securities Laws, the U.S. Securities Act and the Trust Indenture Act and as may be required under U.S. state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Agents;

(v)

Other than as set forth or contemplated in the Registration Statement, the Time of Sale Information and the Prospectuses, there are no legal or governmental investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened before any court or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign (including, without limitation, proceedings, inquiries, or investigations of the Canadian Federal Department of Industry (“Industry Canada”) or Department of Canadian Heritage (“Heritage Canada”), the Canadian Radio-television and Telecommunications Commission (the “CRTC”) or the Bureau of Competition (the “Bureau”), or arising under the Telecommunications Act (Canada) (the “Telecommunications Act”), the Radiocommunication Act (Canada) (the “Radiocommunication Act”), the

Broadcasting Act (Canada) (the “Broadcasting Act”) or the Competition Act (Canada) (the “Competition Act”)), against or involving the Company or any of its Material Subsidiaries or any of their respective properties or to which the Company or any of its Material Subsidiaries is or may be a party or to which any property of the Company or any of its Material Subsidiaries is or may be the subject which, singly or together with any related such determinations, would have, or would reasonably be expected to have, a Material Adverse Effect and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others; nor are there any matters under discussion with any governmental authorities relating to taxes, governmental charges or assessments asserted by any such authority which would have a Material Adverse Effect;

(w)

The Company and its Material Subsidiaries have good leasehold title or good and marketable title to material real property and buildings and good title to material personal property; and all material real property held under leases are held by the Company and its Material Subsidiaries under valid, existing and enforceable leases, as such leases pertain to the Company and its Material Subsidiaries, with such exceptions as do not interfere with the use made or proposed to be made of such property and buildings by the Company or its Material Subsidiaries or would not, singly or in the aggregate, have a Material Adverse Effect; and all material items of real property and material personal property owned by the Company and its Material Subsidiaries are held free and clear of all liens, encumbrances and defects except such as are described or referred to in the Registration Statement, the Time of Sale Information or the Prospectuses, or such as would not have a Material Adverse Effect;

(x)

No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any of its subsidiaries on the other hand, which is required by the Canadian Securities Laws or U.S. Securities Act to be described in the Registration Statement, the Time of Sale Information and the Prospectuses which is not so described;

(y)

The Company is not and, after giving effect to the offering and sale of the Securities, will not be an “investment company” or an entity “controlled” by an “investment company”, as such terms are defined in the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”);

(z)

Immediately after any sale of Securities by the Company to purchasers as contemplated hereunder, the aggregate amount of Securities which have been issued and sold by the Company to purchasers as contemplated hereunder and of any other securities of the Company (other than the Securities) that shall have been issued and sold pursuant to the Canadian Final Prospectus or the Registration Statement will not exceed the amount of securities qualified under the Canadian Final Prospectus or the Registration Statement;

(aa)

The Company and its Material Subsidiaries have filed all material federal, provincial, local and foreign tax returns which have been required to be filed and have paid all taxes shown thereon and all assessments received by them or any of them to the extent that such taxes are material and have become due and are not being contested in good faith; and, except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses, to the best of the Company’s knowledge, there are no tax deficiencies which have been or might reasonably be expected to be asserted or threatened against the Company or any Material Subsidiary which would, singly or in the aggregate, have a Material Adverse Effect;

(bb)

Each of the Company and its Material Subsidiaries owns, possesses or has adequate and enforceable rights to all licenses, permits, waivers, certificates, registrations, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all federal, provincial, and other governmental authorities (including foreign regulatory agencies), all self-regulatory organizations and all courts and other tribunals, domestic or foreign, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof, except where any failure to possess or obtain any such license, permit, waiver, certificate, registration, consent, order, approval or other authorization or to make any such declaration or filing or to fulfill any condition to an authorization, would not, singly or in the aggregate, have a Material Adverse Effect, and neither the Company nor any such Material Subsidiary has received any actual notice of any proceeding relating to revocation or modification of any such license, permit, waiver, certificate, registration, consent, order, approval or other authorization, except as described in the Registration Statement, the Time of Sale Information and the Prospectuses or where any revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect; and each of the Company and its Material Subsidiaries is in compliance with all laws and regulations relating to the conduct of its business as conducted as of the date hereof, except where any non-compliance would not, singly or in the aggregate, have a Material Adverse Effect;

(cc)

The Company and its Material Subsidiaries are in compliance with each license, permit, approval, authorization, certificate or waiver necessary to operate its business as described in the Prospectuses (“Licenses”) held by them and are not in violation of, or in default in any respect under, the applicable statutes, ordinances, rules, regulations, orders, policies or decrees of any governmental entities, regulatory agencies or bodies having, asserting or claiming jurisdiction over it or over any part of its respective operations or assets, except for such violations or defaults which would not singly or in the aggregate have a Material

Adverse Effect. Except as described in or contemplated by the Registration Statement, the Time of Sale Information and the Prospectuses, the Licenses held by the Company and its Material Subsidiaries contain no restrictions that are materially burdensome to the Company or its subsidiaries, taken as a whole, except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses;

(dd)

There are no existing or, to the best knowledge of the Company, threatened labour disputes with the employees of the Company or any of its Material Subsidiaries which are likely to have a Material Adverse Effect, other than as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses;

(ee)

The Company and its Material Subsidiaries (i) are in compliance with any and all applicable foreign, federal, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a Material Adverse Effect; any costs or liabilities associated with compliance with Environmental Laws would not, singly or in the aggregate, have a Material Adverse Effect;

(ff)

Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses, to the best of the Company’s knowledge, there is no pending or threatened change in the Communications Statutes (as defined herein) which would have a Material Adverse Effect. “Communications Statutes” means the Telecommunications Act, the Canadian Radio-television and Telecommunications Commission Act (Canada), the Radiocommunication Act, the Broadcasting Act or other statutes of Canada specifically relating to the regulation of the Canadian telecommunications industry (including for this purpose the orders, rules, regulations, directives, decisions, notices and policies promulgated pursuant to such statutes, including the Radiocommunication Regulations (Canada) (the “Radio Regulations”), the Broadcasting Distribution Regulations (Canada), the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “Ownership Regulations”) and the Direction to the CRTC (Ineligibility of Non-Canadians) (the “CRTC Direction”) and applicable statutes or regulations, if any, of any province of Canada specifically relating to the regulation of the Canadian telecommunications industry and the orders, rules, regulations, directives, decisions, notices and policies promulgated thereunder;

(gg)

The Company and its Material Subsidiaries have timely filed all renewal applications with respect to all Licenses held by any of them, except where the failure to file would not result in a Material Adverse Effect; no protests or competing applications have been filed with respect to such renewal applications and nothing has come to the Company’s attention that would lead it to conclude that such renewal applications will not be granted by the appropriate regulatory agency or body in the ordinary course or that its Licenses will be terminated, except where the consequence of such non-compliance, or applications not being granted or such Licenses being terminated would not have a Material Adverse Effect; and the Company and its Material Subsidiaries are authorized under the Communications Statutes and the rules and regulations promulgated thereunder to continue to provide the services which are the subject of such renewal applications during the pendency thereof;

(hh)

The material business and operations conducted and proposed to be conducted by the Company and its Material Subsidiaries, as described in the Registration Statement, the Time of Sale Information and the Prospectuses, are not regulated by any federal or provincial utility or rate-regulating commission, other than the CRTC, Industry Canada, and the Federal Communications Commission in the areas in which the Company or any of its Material Subsidiaries conducts or proposes to conduct its material business and operations as described in the Registration Statement, the Time of Sale Information and the Prospectuses, and the Company and its Material Subsidiaries are not, and based on existing regulations will not be, required to obtain any license from any such utility or rate-regulating commission, other than the CRTC, Industry Canada, and the Federal Communications Commission, except where any failure to possess or obtain any such license would not, singly or in the aggregate, have a Material Adverse Effect; except as set forth in the Time of Sale Information and the Prospectuses, there are no regulatory matters required to be described in the Registration Statement, the Time of Sale Information and the Prospectuses that are not so described therein in order to make the statements therein not misleading;

(ii)

TELUS Communications Company is the only telecommunications common carrier (as such term is used in the Telecommunications Act and in accordance with Telecom Circular CRTC 2004-3 and the Ownership Regulations) that is controlled by the Company (through its control of the partners of TELUS Communications Company), and TELUS Communications Company is:

(i)	eligible to operate as a telecommunications common carrier in Canada, as defined under and in accordance with the Telecommunications Act, the Ownership Regulations and Telecom Circular CRTC 2004-3;

(ii)

not in violation of the prohibition contained in subsection 16(4) of the Telecommunications Act against operating in Canada as a telecommunications common carrier unless it is eligible under Section 16 of the Telecommunications Act to do so; and

(iii)

not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations;

(jj)

Not less than 80% of the members of the board of directors of each of TCI and 1219723 Alberta ULC are individual Canadians, as defined under the Ownership Regulations, and Canadians, as defined under the Ownership Regulations, beneficially own, directly or indirectly, in the aggregate and otherwise than by way of security only, all of the issued and outstanding voting shares, as defined under the Ownership Regulations, of each of TCI and 1219723 Alberta ULC;

(kk)	TELUS Communications Company is the only radiocommunication carrier (as such term is used in the Radio Regulations) that is controlled by the Company and:

(i)	is eligible to hold radio licenses authorizing the operation in Canada of radio apparatus, as defined under and in accordance with the Radiocommunication Act and the Radio Regulations;

(ii)

is not in violation of the prohibition contained in subsection 4(1) of the Radiocommunication Act against operating radio apparatus in Canada, except under and in accordance with a radio license issued or authorization by the Minister of Industry;

(iii)	is not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the terms “Canadian” and “Canadian-owned and controlled” under the Radio Regulations; and

(iv)	each of TCI and 1219723 Alberta ULC is itself eligible to be issued a radio license under subsection 10(2) of the Radio Regulations;

(ll)

Each of TCI, 1219723 Alberta ULC and TELE-MOBILE Company are Canadians, as defined under the Ownership Regulations and the Radio Regulations, and such entities beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 66 2/3% of the beneficial interest in TELUS Communications Company, and TELUS Communications Company is not otherwise controlled by non-Canadians;

(mm)

TCI, 1219723 Alberta ULC and Emergis Inc. are the only licensed broadcasting undertakings (as such term is used in the Broadcasting Act) that are controlled by the Company, and they are each individually:

(i)	eligible to hold broadcasting licenses authorizing the operation in Canada of distribution undertakings, as defined under and in accordance with the Broadcasting Act;

(ii)	not in violation of the prohibition contained in subsection 32(1) of the Broadcasting Act; and

(iii)	not a non-Canadian (as that term is defined in the CRTC Direction);

(nn)	The Company, in respect of its ownership of and control over TELUS Communications Company, is a carrier holding corporation and a qualified corporation, as defined under the Ownership Regulations;

(oo)

None of the Company or its Material Subsidiaries is in violation of any judgment, decree, order, writ, law, statute, rule or regulation rendered or enacted in Canada respecting telecommunications and the regulation within Canada of telecommunications common carriers, as defined in the Telecommunications Act, or respecting radiocommunication and the operation within Canada of radio apparatus, as defined in the Radiocommunication Act, applicable to the Company or its Material Subsidiaries, or any interpretation or policy relating thereto that is applicable to the Company or its Material Subsidiaries except where the consequence of such violation would not have a Material Adverse Effect;

(pp)

To the best of the Company’s knowledge, the Company and its Material Subsidiaries own, license, possess or have adequate and enforceable rights throughout Canada to all patents, patent licenses, trademarks, service marks and trade names necessary to carry on their business as presently conducted (except where the failure to own, license or possess such intellectual property rights would not, singly or in the aggregate, have a Material Adverse Effect), and, except as described in the Registration Statement, the Time of Sale Information and the Prospectuses, neither the Company nor any of its Material Subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any patents, patent licenses, trademarks, service marks or trade names, which would, singly or in the aggregate, result in a Material Adverse Effect;

(qq)

Neither the Company nor any of its subsidiaries or affiliates has taken, nor will any of them take, directly or indirectly, any action designed to, or that would reasonably be expected to, cause or result in the stabilization or manipulation of the price of the Securities in order to facilitate the sale or resale of the Securities;

(rr)

No withholding tax imposed under the federal laws of Canada or the laws of the Provinces of Ontario or British Columbia will be payable in respect of the payment of any fee as contemplated by this Agreement to an Agent that is not resident in Canada or is deemed not to be resident in Canada under the Income

Tax Act (Canada) (a “Non-Resident Agent”), provided that such Non-Resident Agent deals at arm’s length with the Company, that any such fee is payable in respect of services rendered by or on behalf of such Non-Resident Agent wholly outside of Canada that are performed by such Non-Resident Agent in the ordinary course of business carried on by it that includes the performance of such services for a fee, and that any such amount is reasonable in the circumstances;

(ss)

No goods and services tax or harmonized sales tax imposed under the federal laws of Canada will be collectible by a Non-Resident Agent in respect of the payment of any fee to such Non-Resident Agent as contemplated by this Agreement, provided that such fee is payable as consideration for the supply of services performed by such Non-Resident Agent wholly outside of Canada;

(tt)

There have been no “significant acquisitions” since January 1, 2012 for which the Company is required, pursuant to applicable Canadian Securities Laws, including Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations to file a business acquisition report;

(uu)

No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the provinces of British Columbia or Ontario or the federal laws of Canada in connection with the creation, issuance or sale of the Securities by the Company or the authorization, execution, delivery and performance of the Indenture and this Agreement;

(vv)

As of December 31, 2012, the Company and its subsidiaries maintained effective “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) that were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company and its subsidiaries have prepared a report of management on the issuer’s internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) of the Exchange Act) for the Company and its subsidiaries’ 2012 fiscal year and have concluded that, as of December 31, 2012, there (i) were no significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company and its subsidiaries’ ability to record, process, summarize and report financial information and (ii) was no fraud, whether or not material, that involves management or other employees who have significant role in the Company and its subsidiaries’ internal control over financial reporting;

(ww)	The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act and in NI 52-109) that is designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s management during the periods in respect of which reports under the Exchange Act are being prepared. The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and NI 52-109, respectively; and

(xx)

There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

6.	The Company covenants and agrees with each of the several Agents as follows:

(a)

To comply with the requirements of the Shelf Procedures and General Instruction II.L to Form F-10; to file the Canadian Supplement in each of the Qualifying Provinces and to file the U.S. Supplement with the SEC, each within the time periods required by applicable Canadian Securities Laws and U.S. law; to file any Issuer Free Writing Prospectus (to the extent required by Rule 433 under the U.S. Securities Act with the SEC); to notify the Agents promptly in writing (i) when any supplement to the Canadian Prospectus or U.S. Prospectus or any amended Canadian Prospectus or U.S. Prospectus or Issuer Free Writing Prospectus shall have been filed; (ii) of any request by any Qualifying Authority to amend the Canadian Prospectus or to provide additional information; (iii) of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus, any Issuer Free Writing Prospectus or for additional information; (iv) of the issuance by any Qualifying Authority of any order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Securities, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose; and (v) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of the U.S. Prospectus, or of the suspension of the qualification of the Securities for offering and sale in any jurisdiction, or of the institution thereof or, to the knowledge of the Company, threatening of any proceedings for any of such purposes or pursuant to Section 8A of the U.S. Securities Act. The Company will use every reasonable effort to prevent the issuance of any order preventing or suspending the use of the Canadian Prospectus or the U.S. Prospectus or any order ceasing or suspending the distribution of the Securities or the trading in the Securities and, if any such order is issued, to obtain a revocation thereof at the earliest possible time;

(b)

Not to file or to make, at any time, any amendment or supplement to the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus that the Agents shall not have previously been advised of and furnished with a copy of or that the Agents shall have reasonably objected to;

(c)

To furnish to the Agents, without charge: (i) at the time of filing the Canadian Supplement, the Canadian Prospectus printed in the English language signed on behalf of the Company and its directors in the manner required by the Canadian Securities Laws, together with copies of any contract or documentation supplemental thereto required to be filed under the applicable laws of any of the Canadian provinces; (ii) at the time of filing the Canadian Supplement with the Autorité des marchés financiers, the Canadian Prospectus (and any supplements or amendments thereto) printed in the French language signed on behalf of the Company and its directors in the manner required by the laws of the Province of Quebec, together with copies of any contract or documentation supplemental thereto required to be filed under the applicable laws of the Province of Quebec; and (iii) during the period mentioned in paragraph (d) below (A) the Agents’ reasonable requirements of commercial copies of the Canadian Prospectus (and any amendments thereto) printed in the English and French languages, as applicable; and (B) as many copies of the U.S. Prospectus (and any supplements or amendments thereto) and any Issuer Free Writing Prospectus as the Agents may reasonably request;

(d)

If, during such period after the first date of the public offering of the Securities as in the opinion of counsel for the Company, the Canadian Prospectus or the U.S. Prospectus is required by law to be delivered in connection with sales by an Agent or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Prospectus or the U.S. Prospectus in order to comply with applicable law, forthwith notify the Agents, or if, in the opinion of counsel for the Agents, it is necessary to amend or supplement the Canadian Prospectus or the U.S. Prospectus to comply with applicable law, in either case, subject to paragraph (b) above, to forthwith prepare, file with the Qualifying Authorities and the SEC and furnish, at its own expense, to the Agents and to the dealers (whose names and addresses the Agents will furnish to the Company in writing) to which Securities may have been sold by the Agents and to any other dealers upon written request, either amendments or supplements to the Canadian Prospectus or the U.S. Prospectus so that the statements in the Canadian Prospectus or the U.S. Prospectus so amended or supplemented will comply with the applicable law; and (ii) if at any time prior to the Closing Date (A) any event shall occur or condition shall exist as a result of which it is necessary to amend or supplement the Time of Sale Information to comply with applicable law, the Company will immediately notify the Agents thereof and forthwith prepare and, subject to paragraph (b) above, file with the SEC (to the extent required) and furnish to the Agents and to such dealers as the representative of the Agents may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will comply with the applicable law;

(e)

Until the distribution of the Securities is completed, to file all documents required to be filed with the Qualifying Authorities under applicable Canadian Securities Laws; and during the period when the U.S. Prospectus is required to be delivered under the U.S. Securities Act: (i) to file promptly all documents required to be filed by the Company with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; and (ii) in the event that any document is filed with any Qualifying Authority that is deemed to be incorporated by reference in the Canadian Prospectus, if required by the U.S. Securities Act, to file such document as an exhibit to the Registration Statement by post-effective amendment or otherwise in accordance with the U.S. Securities Act or the Exchange Act;

(f)

To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Agents shall reasonably request and to continue such qualification in effect so long as reasonably required for distribution of the Securities; provided that the Company shall not be required to file a general consent to service of process in any jurisdiction (other than the Form F-X);

(g)

To fulfill and comply with, as soon as possible and in any event not later than the earlier of: (i) the date the Canadian Supplement is first sent to a purchaser; and (ii) two Business Days after the execution and delivery of this Agreement, the requirements of the Canadian Securities Laws to be fulfilled or complied with to enable the Securities to be lawfully distributed in the Qualifying Provinces through the Agents or any other investment dealers or brokers registered as such in the Canadian provinces and acting in accordance with the terms of their registrations and the Canadian Securities Laws;

(h)

To make generally available to its security holders and to the Agents as soon as practicable an earnings statement which shall satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 of the SEC promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the “effective date” (as defined in Rule 158) of the Registration Statement;

(i)

During the period beginning on the date hereof and continuing to and including the Business Day following the Closing Date, not to offer, sell, contract to sell or otherwise dispose of any debt securities of or guaranteed by the Company which are substantially similar to the Securities;

(j)

To use the net proceeds received by the Company from the sale of the Securities pursuant to this Agreement in the manner specified in the Registration Statement, Time of Sale Information and the Prospectuses under the caption “Use of Proceeds”; and

(k)

Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all costs and expenses incidental to the performance of its obligations hereunder, including without limiting the generality of the foregoing, the fees and disbursements of counsel to the Agents and all costs and expenses (i) incidental to the preparation, issuance, execution, authentication and delivery of the Securities, including any expenses of the Trustee, (ii) incidental to the preparation, printing and filing under the Canadian Securities Laws and the U.S. Securities Act of the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, and Issuer Free Writing Prospectus (including all exhibits, amendments and supplements thereto), (iii) payable in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Agents may designate (including the reasonable fees of U.S. counsel for the Agents and their disbursements in connection with the registration and qualification of the Securities under the Blue Sky laws), (iv) payable in connection with the printing (including word processing and duplication costs) and delivery of this Agreement and the Indenture, any preliminary or supplemental Blue Sky memoranda and the furnishing to Agents and dealers of copies of the Registration Statement, the Canadian Prospectus, the U.S. Prospectus, and any Issuer Free Writing Prospectus, including mailing and shipping, as herein provided, (iv) payable to rating agencies in connection with the rating of the Securities, (v) incurred by the Company in connection with a “road show” presentation to potential investors and (vi) of any transfer agent.

7.	The several obligations of the Agents hereunder shall be subject to the following conditions:

(a)

The representations and warranties of the Company contained herein are true and correct on and as of the Closing Date as if made on and as of the Closing Date and the Company shall have complied with all agreements and all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date;

(b)

At the Closing Date, no stop order suspending the effectiveness of the Registration Statement shall have been issued and not rescinded, revoked or withdrawn under the U.S. Securities Act and no proceedings for that purpose or pursuant to Section 8A under the U.S. Securities Act shall have been instituted or shall be pending or, to the knowledge of the Company, shall be contemplated by the SEC; no order having the effect of ceasing or suspending the distribution of the Securities or the trading in any other securities of the Company shall have been issued and not rescinded, revoked or withdrawn by any securities commission, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Company, shall be contemplated by any securities commission, securities regulatory authority or stock exchange in Canada or the United States; and any request on the part of any Qualifying Authority or the SEC for additional information shall have been complied with or withdrawn. A Canadian Supplement and a U.S. Supplement containing the Shelf Information and each Issuer Free Writing Prospectus shall have been filed with the Qualifying Authorities in accordance with the Shelf Procedures and with the SEC in accordance with General Instruction II.L to Form F-10 (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the U.S. Securities Act), as applicable;

(c)

Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any downgrading, nor shall any notice referring to the Company have been given by any “nationally recognized statistical rating organization”, as such term is defined in Section 3(a)(62) of the Exchange Act, or any “designated rating organization,” as such term is defined in National Instrument 41-101 of (i) any downgrading, (ii) any intended or potential downgrading, or (iii) any review for a possible change that does not indicate the direction of the possible change in the rating accorded any securities of or guaranteed by the Company;

(d)

The Prospectuses, as supplemented or amended by any prospectus supplement or amendment, does not contain, as of the Closing Date, any untrue statement of material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made (other than in respect of any Agent Information);

(e)

The Agents shall have received on and as of the Closing Date a certificate of an executive officer of the Company, with specific knowledge about the Company’s financial matters, satisfactory to the Agents to the effect set forth in Sections 7(a), 7(b), 7(c) and 7(d) (with respect to the respective representations, warranties, agreements and conditions of the Company) and to the further effect that there has not occurred any development involving a Material Adverse Effect from that set forth or contemplated in the Registration Statement, the Time of Sale Information and the Prospectuses;

(f)	The Agents shall have received on the respective filing dates of the Canadian Preliminary Supplement and the Canadian Supplement:

(i)

opinions of Norton Rose Fulbright Canada LLP, counsel to the Company, dated as of such respective filing dates, to the effect that the French language version of each of (a) the Canadian Final Prospectus (other than the section under the heading “Earnings Coverage Ratios” (the “Base Financial Section”)), (b) the Canadian Preliminary Supplement and the Canadian Supplement (other than the “Consolidated Capitalization” and

“Earnings Coverage Ratio” sections of the Canadian Preliminary Supplement and the Canadian Supplement (collectively, the “Supplement Financial Sections”)), respectively, (c) the material change report of the Company dated February 7, 2013 announcing the completion of the Company’s exchange of its Non-Voting Shares into Common Shares on a one-for-one basis (the “February 2013 Material Change Report”) expressly incorporated by reference in the Canadian Preliminary Supplement and the Canadian Supplement, (d) the indicative term sheets in respect of each of the Series CM Notes and the Series CN Notes (collectively, the “Indicative Term Sheets”) expressly incorporated by reference in the Canadian Supplement; and (e) the final term sheets in respect of each of the Series CM Notes and the Series CN Notes (collectively, the “Final Term Sheets”), expressly incorporated by reference in the Canadian Supplement, is in all material respects a complete and proper translation of the English language version of each of the Canadian Final Prospectus, the Canadian Preliminary Supplement, the Canadian Supplement, the February 2013 Material Change Report, the Indicative Term Sheets and the Final Term Sheets, as the case may be;

(ii)

opinions of Borden Ladner Gervais LLP, Quebec translation counsel to the Company, dated as of such respective filing dates, to the effect that the French language version of each of (a) the annual information form of the Company dated March 15, 2013 (the “2012 AIF”), (b) the information circular of the Company dated March 22, 2012 (the “March 2012 Circular”), and (c) the information circular of the Company dated March 13, 2013 (the “2013 Circular”), are in all material respects a complete and proper translation of the English language version of the 2012 AIF, the March 2012 Circular, and the 2013 Circular, as the case may be; and

(iii)

opinion of Osler, Hoskin & Harcourt LLP, Quebec translation counsel to the Company, dated as of such respective filing dates, to the effect that the French language version of the information circular of the Company dated August 30, 2012 (the “August 2012 Circular”) is in all material respects a complete and proper translation of the English language version of the August 2012 Circular.

(g)

The Agents shall have received on the respective filing dates of the documents listed in Section 7(f) above an opinion of Deloitte LLP, auditors of the Company, dated as of such respective filing dates, to the effect that the French language version of each of (a) the Base Financial Section, (b) the Supplement Financial Sections, (c) the audited consolidated financial statements of the Company as at and for the year ended December 31, 2012, together with the report of the independent registered chartered accountants thereon and the notes thereto, (d) Management’s Discussion and Analysis of financial results of the Company for the year ended December 31, 2012, (e) the unaudited condensed interim consolidated financial statements of the Company as at and for the three-month and nine-month periods ended September 30, 2013, together with the notes thereto, and (f) Management’s Discussion and Analysis of financial results of the Company for the three-month and nine-month periods ended September 30, 2013, contained or incorporated by reference in the Canadian Final Prospectus, as supplemented by the Canadian Preliminary Supplement and the Canadian Supplement, includes the same information and in all material respects carries the same meaning as the English language version thereof;

(h)

The Agents shall have received on the Closing Date an opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Company, or certain other Canadian counsel for the Company reasonably acceptable to the Agents in substantially the form of Annex A-1 hereto including regarding compliance with all the laws of the Province of Quebec relating to the use of the French language in connection with the distribution of the Securities, and in the event of sales of the Securities in the U.S., the comfort letter of Norton Rose Fulbright Canada LLP in substantially the Form of Annex A-2 hereto, both dated the Closing Date; the opinion and comfort letter of Norton Rose Fulbright Canada LLP described in this Section 7(h) shall be rendered to the Agents at the request of the Company and shall so state therein, provided that such counsel may rely on opinions of counsel to the Company in jurisdictions where such counsel is not licensed to practice;

(i)

The Agents shall have received on the Closing Date an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Company, in substantially the form of Annex B-1 hereto, and, in the event of sales of the Securities in the U.S., the comfort letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP in substantially the Form of Annex B-2 hereto, both dated the Closing Date;

(j)

The Agents shall have received on the Closing Date an opinion of the Senior Vice-President, Federal Government & Regulatory Affairs of the Company dated the Closing Date, in substantially the form of Annex C-1 hereto, and a certificate of the Senior Vice-President, Federal Government & Regulatory Affairs of the Company dated the Closing Date, in substantially the form of Annex C-2 hereto. Such opinion shall be rendered to the Agents at the request of the Company and shall so state therein;

(k)

On the date hereof and on the Closing Date, Deloitte LLP shall have furnished to the Agents a letter, dated such date, in form and substance satisfactory to the Agents, containing statements and information of the type customarily included in accountants “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectuses;

(l)

The Agents shall have received on and as of the Closing Date opinions of Osler, Hoskin & Harcourt LLP, Canadian and United States counsel to the Agents, with respect to the validity of the Indenture and the Securities, the Registration Statement, the Time of Sale Information and the Prospectuses and other related matters as the Agents may reasonably request, and, in the event of sales of the Securities in the U.S., the comfort letter of Osler, Hoskin & Harcourt LLP, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters, provided that such counsel may rely on opinions of counsel to the Company for jurisdictions where such counsel is not licensed to practice; and

(m)	On or prior to the Closing Date, the Company shall have furnished to the Agents such further certificates and documents as the Agents shall reasonably request.

8.

The Company agrees to indemnify and hold harmless each Agent, each affiliate of any Agent which assists such Agent in the distribution of the Securities and each person, if any, who controls any Agent within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the Exchange Act, and each of their respective directors, officers, employees, agents, and affiliates from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Canadian Prospectus or the U.S. Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any Issuer Free Writing Prospectus or Time of Sale Information, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information relating to any Agent furnished to the Company in writing by such Agent.

In no event shall the indemnity provided in this Section 8 enure to the benefit of any person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) from any person who was not guilty of such fraudulent misrepresentation.

Each Agent agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement, each person who controls the Company within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the Exchange Act, its officers, employees, agents and affiliates to the same extent as the foregoing indemnity from the Company to each Agent, but only with reference to information relating to such Agent furnished to the Company in writing by such Agent expressly for use in the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, any amendment or supplement thereto, any Issuer Free Writing Prospectus or Time of Sale Information.

If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnity may be sought pursuant to either of the first or third paragraphs of this Section 8, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnity may be sought (the “Indemnifying Person”) in writing, and the Indemnifying Person, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding and all such fees and expenses shall be reimbursed as they are incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary, (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person, or (iii) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons. Any such separate firm for the Agents, each affiliate of any Agent which assists such Agent in the distribution of the Securities and such control persons of Agents shall be designated in writing by the first of the named Agents on Schedule II hereto and any such separate firm for the Company, its directors, its officers who sign the Canadian Prospectus or the Registration Statement and such control persons of the Company or authorized representatives shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested an Indemnifying Person to reimburse the Indemnified Person for fees and expenses of counsel for which the Indemnified Person is entitled to be reimbursed in accordance with this paragraph, the Indemnifying Person agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such Indemnifying Person of the aforesaid request, and (ii) such Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying

Person shall, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding.

If the indemnification provided for in the first and third paragraphs of this Section 8 is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand from the offering of the Securities, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Agents on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Agents on the other shall be deemed to be in the same respective proportions as the net proceeds from the offering of such Securities (before deducting expenses) received by the Company and the aggregate fee payable by the Company to the Agents bear to the aggregate public offering price of the Securities. The relative fault of the Company on the one hand and the Agents on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, in no event shall an Agent be required to contribute any amount in excess of such aggregate fee or any portion of such fee actually received. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Agents’ obligations to contribute pursuant to this Section 8 are several in the percentages set forth opposite their names in Schedule II hereto, and not joint.

The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law of in equity.

The indemnity and contribution agreements contained in this Section 8 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Agent or any person controlling any Agent or by or on behalf of the Company, its officers or directors or any other person controlling the Company, and (iii) acceptance of and payment for any of the Securities.

9.

Notwithstanding anything herein contained, any Agent (each, a “Terminating Agent”) may, in its absolute discretion, terminate its obligations under this Agreement, by notice given to the Company and CIBC World Markets Inc. (or, if CIBC World Markets Inc. is the Terminating Agent, to the Company and TD Securities Inc.), if (a) after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on or by, as the case may be, either of the New York Stock Exchange or the Toronto Stock Exchange, (ii) trading of any securities of or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a general moratorium on commercial banking activities in New York shall have been declared by either Federal or New York State authorities or in Canada by the Canadian federal or provincial authorities, (iv) there shall have occurred, developed or come into effect any event, action, state, condition, or major financial occurrence of national or international consequence or any law or regulation, any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis that, in the judgment of that Terminating Agent is material and adverse to the financial markets in Canada or the United States or (v) there shall have occurred a Material Adverse Effect and (b) the occurrence of any of the events specified in clauses (a)(i) through (v) above, makes it, in the judgment of that Terminating Agent impracticable to market the Securities on the terms and in the manner contemplated in the Time of Sale Information and the Prospectuses.

The rights of termination contained in this Section 9 may be exercised by any of the Agents and are in addition to any other rights or remedies any of the Agents may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Terminating Agent to the Company or on the part of the Company to the Terminating Agent except in respect of any liability which may have arisen prior to or arise after such termination under Sections 8 and 10. A notice of termination given by an Agent under this Section 9 shall not be binding upon any other Agent.

Upon the delivery of a notice of termination by either CIBC World Markets Inc. or TD Securities Inc. under this Section 9, the Company may, in its absolute discretion, proceed with the sale of Securities in accordance with the terms of this Agreement with the remaining Agents or terminate this Agreement.

10.

If this Agreement shall be terminated by the Agents, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement or any condition of the Agents’ obligations cannot be fulfilled, the Company agrees to reimburse the Agents or such Agents as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and expenses of their counsel) reasonably incurred by such Agents in connection with this Agreement or the offering of Securities.

11.

This Agreement shall enure to the benefit of and be binding upon the Company, and each Agent, and to the extent provided for in Section 8, each person referred to in such section, and in each case, their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.

12.

CIBC World Markets Inc. (“CIBC”) is hereby authorized by each of the other Agents to act on its behalf and the Company shall be entitled to and shall act on any notice given in accordance with this Section 12 or agreement entered into by or on behalf of the Agents by CIBC which represents and warrants that it has irrevocable authority to bind the Agents, except in respect of any consent to a settlement pursuant to Section 8, which consent shall be given by the Indemnified Party, or a notice of termination pursuant to Section 9, which notice may be given by any of the Agents. CIBC shall consult with the other Agents concerning any matter in respect of which it acts as representative of the Agents. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Agents shall be given on their behalf to CIBC World Markets Inc., Debt Capital Markets, 5th Floor, 161 Bay Street, Brookfield Place, Toronto, ON M5J 2S8 (Facsimile: (416) 594-7760); Attention: Scott Burrows. If CIBC is the Terminating Agent, notices shall be given to TD Securities Inc., DCM Origination, Ernst & Young Tower, 222 Bay Street, 7th Floor, Toronto, ON M5K 1A2 (Facsimile: (416) 308-3715); Attention: Patrick Scace. Notices to the Company shall be given to it at Floor 8, 555 Robson Street, Vancouver, British Columbia V6B 3K9 (Facsimile: (604) 435-5579); Attention: Chief Financial Officer.

13.

This Agreement may be executed in counterparts and delivered by facsimile or other electronically transmitted format, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

14.	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, without giving effect to the conflicts of laws provisions thereof.

[Remainder of this page intentionally left blank]

Very truly yours,

TELUS CORPORATION

By:	“John Gossling”
	Name:	John Gossling

	Title:	Executive Vice-President and Chief Financial Officer

By:	“Monique Mercier”
	Name:	Monique Mercier

	Title:	Executive Vice-President, Chief Legal Officer and Corporate Secretary

EXECUTION PAGE - AGENCY AGREEMENT

Accepted: November 21, 2013.

CIBC WORLD MARKETS INC.

By:	“Susan Rimmer”
	Name:	Susan Rimmer
	Title:	Managing Director

TD SECURITIES INC.

By:	“Patrick Scace”
	Name:	Patrick Scace
	Title:	Managing Director

SCOTIA CAPITAL INC.

By:	“Greg Greer”
	Name:	Greg Greer
	Title:	Managing Director

BMO NESBITT BURNS INC.

By:	“Richard Sibthorpe”
	Name:	Richard Sibthorpe
	Title:	Managing Director

RBC DOMINION SECURITIES INC.

By:	“Patrick MacDonald”
	Name:	Patrick MacDonald
	Title:	Managing Director

HSBC SECURITIES (CANADA) INC.

By:	“David Loh”
	Name:	David Loh
	Title:	Director

NATIONAL BANK FINANCIAL INC.

By:	“John Carrique”
	Name:	John Carrique
	Title:	Managing Director

DESJARDINS SECURITIES INC.

By:	“Ryan Godfrey”
	Name:	Ryan Godfrey
	Title:	Director

BARCLAYS CAPITAL CANADA INC.

By:	“David Scudellari”
	Name:	David Scudellari
	Title:	Managing Director

JP MORGAN SECURITIES CANADA INC.

By:	“Drew McDonald”
	Name:	Drew McDonald
	Title:	Executive Director

CANACCORD GENUITY CORP.

By:	“Sanjiv Samant”
	Name:	Sanjiv Samant
	Title:	Managing Director

LAURENTIAN BANK SECURITIES INC.

By:	“Thomas Berky”
	Name:	Thomas Berky
	Title:	Vice President & Director

SCHEDULE I

Title of Securities:	3.60% Notes, Series CM due January 26, 2021 (the “Series CM Notes”)

5.15% Notes, Series CN due November 26, 2043 (the “Series CN Notes”, and together with the Series CM Notes, the “Securities”).

Aggregate principal amount:	Cdn.$400 million of Series CM Notes

Cdn.$400 million of Series CN Notes

Price to Public:	Cdn.$997.15 per Cdn.$1,000 principal amount of Series CM Notes

Cdn.$995.00 per Cdn.$1,000 principal amount of Series CN Notes

Indenture:

Indenture dated as of May 22, 2001 between the Company and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada) as Trustee, as supplemented by the First Series Supplemental Indenture dated as of May 30, 2001, the Second Series Supplemental Indenture dated as of May 30, 2001, the Third Series Supplemental Indenture dated as of May 30, 2001, the Fourth Series Supplemental Indenture dated as of May 18, 2006, the Fifth Series Supplemental Indenture dated as of March 13, 2007, the Sixth Series Supplemental Indenture dated as of March 13, 2007, the Seventh Series Supplemental Indenture dated as of April 9, 2008, the Eighth Series Supplemental Indenture dated as of May 20, 2009, the Ninth Series Supplemental Indenture dated as of December 4, 2009, the Tenth Series Supplemental Indenture dated as of July 23, 2010, the Eleventh Series Supplemental Indenture dated as of May 25, 2011, the Twelfth Series Supplemental Indenture dated as of December 11, 2012, the Thirteenth Series Supplemental Indenture dated as of April 1, 2013, the Fourteenth Series Supplemental Indenture dated as of April 1, 2013, as further supplemented by a Fifteenth Series Supplemental Indenture in respect of the Series CM Notes and a Sixteenth Series Supplemental Indenture in respect of the Series CN Notes, each to be dated as of November 26, 2013.

Maturity:	The Series CM Notes will mature on January 26, 2021.

The Series CN Notes will mature on November 26, 2043.

Interest Rate:	3.60% per annum on the Series CM Notes.

5.15% per annum on the Series CN Notes.

Interest Payment Dates:

Interest on the Series CM Notes is payable in arrears in equal semi-annual instalments (except the first interest payment) on January 26 and July 26 of each year. The first interest payment in the amount of Cdn.$9,606,575.34 will be due on July 26, 2014.

Interest on the Series CN Notes is payable in arrears in equal semi-annual instalments on May 26 and November 26 of each year. The first interest payment in the amount of Cdn.$10,300,000.00 will be due on May 26, 2014.

Optional Redemption Provisions:	The Securities of each series may be redeemed to the extent set forth in the Prospectuses.

Change of Control:

The Company will be required to make an offer to repurchase the Securities of each series at a price equal to 101% of their respective outstanding principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event in the manner and on the terms as set forth in the Prospectuses.

Sinking Fund Provisions:	None.

Global Note Depositary:	CDS Clearing and Depository Services Inc.

Closing Date and Time of Delivery:	November 26, 2013 at 9:00 a.m., Eastern time

Closing Location:	Norton Rose Fulbright Canada LLP, Suite 3800, Royal Bank Plaza, South Tower, 200 Bay Street, Toronto, Ontario

SCHEDULE II

AGENT	Series CM Notes	Series CN Notes
CIBC World Markets Inc.	18.0%	18.0%

TD Securities Inc.	17.0%	17.0%

Scotia Capital Inc.	15.0%	15.0%

BMO Nesbitt Burns Inc.	12.0%	12.0%

RBC Dominion Securities Inc.	12.0%	12.0%

HSBC Securities (Canada) Inc.	7.0%	7.0%

National Bank Financial Inc.	5.0%	5.0%

Desjardins Securities Inc.	4.0%	4.0%

Barclays Capital Canada Inc.	3.0%	3.0%

JP Morgan Securities Canada Inc.	3.0%	3.0%

Canaccord Genuity Corp.	2.0%	2.0%

Laurentian Bank Securities Inc.	2.0%	2.0%

ANNEX A-1

FORM OF OPINION OF

NORTON ROSE FULBRIGHT CANADA LLP

1. The Company is incorporated and existing under the Business Corporations Act (British Columbia) and has the corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus and the U.S. Prospectus.

2. The Company is qualified or registered to carry on business in each of the Provinces in Canada in which the location of its properties or the operation of its business makes such qualification or registration necessary, except where the failure to be so qualified or registered would not have a material adverse effect upon the business of the Company and its subsidiaries, taken as a whole.

3. TCI is incorporated and existing under the Canada Business Corporations Act and has the corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus and the U.S. Prospectus.

4. TCI is qualified or registered to carry on business in each of the Provinces in Canada.

5. Alberta ULC has been continued and is subsisting as an unlimited liability corporation under the Business Corporations Act (Alberta) and has the corporate power and authority to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus and the U.S. Prospectus.

6. Alberta ULC is qualified or registered to carry on business in each of the Provinces in Canada.

7. TELE-MOBILE is a general partnership formed and existing under the Partnerships Act (Ontario).

8. TELE-MOBILE is qualified or registered to carry on business in each of the Provinces in Canada in which the location of its properties or the operation of its business makes such qualification or registration necessary, except where the failure to be so qualified or registered would not have a material adverse effect upon the business of the Company and its subsidiaries, taken as a whole.

9. TCC is a general partnership formed and existing under the Partnership Act (British Columbia).

10. TCC is qualified or registered to carry on business in each of the Provinces in Canada in which the location of its properties or the operation of its business makes such qualification or registration necessary, except where the failure to be so qualified or registered would not have a material adverse effect upon the business of the Company and its subsidiaries, taken as a whole.

11. All of the outstanding shares in the capital of TCI are registered in the name of the Company, TELUS Services Inc. and TELUS Communications (Québec) Inc. and all of the outstanding shares in the capital of Alberta ULC are registered in the name of TCI (except as described in the Canadian Prospectus and the U.S. Prospectus).

12. There are no restrictions on the corporate power and capacity of the Company to enter into the Agency Agreement, the Base Indenture as supplemented by the Fifteenth Series Supplemental Indenture (the “Series CM Indenture”) or the Base Indenture as supplemented by the Sixteenth Series Supplemental Indenture (the “Series CN Indenture”, and together with the Series CM Indenture, the “Indentures”) or to carry out its obligations under the Agency Agreement or the Indentures. The Company has the corporate power and capacity to execute, issue and deliver the (i) 3.60% Notes, Series CM due January 26, 2021 (the “Series CM Notes”), and (ii) 5.15% Notes, Series CN due November 26, 2043 (the “Series CN Notes” and together with the Series CM Notes, the “Securities”). The execution and delivery of, and the performance by the Company of its obligations under, the Agency Agreement and the Indentures have been duly authorized by all necessary corporate action on the part of the Company.

13. Each of the Agency Agreement, the Base Indenture, the Fifteenth Series Supplemental Indenture and the Sixteenth Series Supplemental Indenture has been duly executed by the Company.

14. Each of the Agency Agreement, the Base Indenture, the Fifteenth Series Supplemental Indenture and the Sixteenth Series Supplemental Indenture has been duly delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

15. All corporate actions required to be taken by the Company under the Indentures relating to the authorization and issuance of the Securities have been complied with or satisfied. The Global Notes have been duly executed by the Company.

16. Assuming due certification of the Global Notes by the Trustee, the Global Notes have been duly delivered by or on behalf of the Company and the Securities constitute valid and binding obligations of the Company entitling the holders thereof to the benefits provided to such holders under the applicable Indenture.

17. Each Indenture and the form and terms of the Securities meet all legal requirements under the Business Corporations Act (Ontario) and, assuming due certification of the Global Notes by the Trustee, the provisions of such Act have been complied with by the Company in respect of the issuance, certification and delivery of the Securities.

18. Each Indenture and the form and terms of the Securities meet all legal requirements under the Business Corporations Act (British Columbia) and, assuming due certification of the Global Notes by the Trustee, the provisions of such Act have been complied with by the Company in respect of the issuance, certification and delivery of the Securities.

19. The execution, delivery and performance by the Company of its obligations under the Agency Agreement, the Indentures and the Securities do not and will not contravene or result in a breach of and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(a)	any applicable law of the Province of Ontario or of the federal laws of Canada applicable therein;

(b)	any resolution of the board of directors (or any committee thereof) or of the shareholders of the Company;

(c)	any of the agreements or instruments set forth in a schedule to such opinion; or

(d)	to the best of our knowledge, any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company, TCI, Alberta ULC, TCC or TELE-MOBILE,

and no consent, approval, authorization or order of, or qualification with, any governmental body or agency of the Province of Ontario or of the Government of Canada is required for the performance by the Company of its obligations under the Agency Agreement, the Indentures or the Securities except such as have been obtained.

20. The execution, delivery and performance by the Company of its obligations under the Agency Agreement, the Indentures and the Securities do not and will not contravene or result in a breach of and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(a)	any applicable law of the Province of British Columbia; or

(b)	any provision of the notice of articles or articles of the Company,

and no consent, approval, authorization or order of, or qualification with, any governmental body or agency of the Province of British Columbia is required for the performance by the Company of its obligations under the Agency Agreement, the Indentures or the Securities except such as have been obtained.

21. All necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits and consents have been obtained by the Company under Canadian Securities Laws to permit the Securities to be offered and sold to the public in the Qualifying Provinces through persons and companies who are registered in an appropriate category of registration under Canadian Securities Laws and who have complied with the relevant provisions of such legislation.

22. The Company is a reporting issuer in each of the Qualifying Provinces and, where applicable, is not on the list of defaulting reporting issuers or noted in default on the list of reporting issuers maintained by the relevant Qualifying Authorities.

23. To the best of our knowledge, no order having the effect of ceasing or suspending the distribution of the Securities has been issued by any Qualifying Authority and no proceeding for that purpose has been initiated or threatened by any Qualifying Authority.

24. Subject to the limitations, assumptions and qualifications and relying upon the matters set out therein, the statements in the Canadian Final Prospectus and the U.S. Final Prospectus under the heading “Description of Debt Securities” and the statements in the Canadian Supplement and the U.S. Supplement under the heading “Details of the Offering”, insofar as they purport to constitute a summary of the terms of the Securities, are accurate and fair summaries of the matters described therein. Subject to the limitations, assumptions and qualifications therein, the statements in the Canadian Supplement and the U.S. Supplement under the heading “Certain Canadian and

United States Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” is an accurate and fair summary of the principal Canadian federal income tax considerations generally applicable to an investment in the Securities and the statements in the Canadian Supplement and the U.S. Supplement under the heading “Eligibility for Investment” are true and correct.

25. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Province of Ontario or the federal laws of Canada in connection with the creation, issuance, sale and delivery of the Securities or the authorization, execution, delivery and performance of the Agency Agreement and the Indentures.

26. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Province of British Columbia in connection with the creation, issuance, sale and delivery of the Securities or the authorization, execution, delivery and performance of the Agency Agreement and the Indentures.

27. No withholding tax imposed under the federal laws of Canada or the laws of the Provinces of Ontario or British Columbia will be payable in respect of the payment of any fee as contemplated by the Agency Agreement to an Agent that is not resident in Canada or is deemed not to be resident in Canada under the Income Tax Act (Canada) (a “Non-Resident Agent”), provided that such Non-Resident Agent deals at arm’s length with the Company, that any such fee is payable in respect of services rendered by or on behalf of such Non-Resident Agent wholly outside of Canada that are performed by such Non-Resident Agent in the ordinary course of business carried on by it that includes the performance of such services for a fee, and that any such amount is reasonable in the circumstances.

28. No goods and services tax or harmonized sales tax imposed under the federal laws of Canada will be collectible by a Non-Resident Agent in respect of the payment of any fee to such Non-Resident Agent as contemplated by the Agency Agreement, provided that such fee is payable as consideration for the supply of services performed by such Non-Resident Agent wholly outside of Canada.

29. The provisions of the Securities Act (Québec) relating to the use of the French language and of the Charter of the French Language (Québec) (other than those relating to verbal communications, as to which we express no opinion) will have been complied with in respect of the Canadian Final Prospectus, the Canadian Preliminary Supplement, the Canadian Supplement and forms of order and confirmation (the “Offering Documents”) to be delivered to purchasers in the Province of Québec in connection with the sale of the Securities to the extent such purchasers receive a copy of the Offering Documents (on the assumption that the Offering Documents constitute the entire contract for the Securities) in the French language only or in the French and English languages at the same time (and to the extent any certificates evidencing the Securities are delivered in the Province of Québec, the certificates are in bilingual form), and purchasers requesting copies of the Company’s permanent information record receive copies of same in the French language only or in the French and English languages at the same time.

ANNEX A-2

FORM OF COMFORT LETTER OF

NORTON ROSE FULBRIGHT CANADA LLP

We have participated in conferences with officers and other representatives of the Company, representatives of the Company’s auditors and of the Agents, representatives of the Company’s U.S. counsel and representatives of the Agents’ Canadian and U.S. counsel, at which the contents of the U.S. Prospectus and related matters were discussed. Although we did not participate in the preparation of the documents and information incorporated by reference in the U.S. Prospectus, we have reviewed such documents and information.

We have not made any independent investigation or verification of and are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in or incorporated by reference in the U.S. Prospectus (other than such conclusions of law as to which an opinion has been separately delivered to you). As the determination of materiality or whether a fact is a material fact under the Securities Act (Ontario) is a factual and not a legal matter requiring expertise on the effect which information would have on market prices or values of securities of the Company, we have accordingly relied as to materiality, to a large extent, on the opinions of officers and other representatives of the Company.

On the basis of the information which we gained in the course of the performance of our role as Canadian counsel to the Company in respect of the offering of the Securities, no facts have come to our attention in the course of our review and discussions in connection with the offering of the Securities that have caused us to believe that the U.S. Prospectus (excluding the financial statements and other financial and statistical information included or incorporated by reference therein or derived therefrom, the reports of management’s assessment of the effectiveness of internal controls over financial reporting and the auditors’ report on the effectiveness of the Company’s internal controls over financial reporting, on which we do not comment) as of November 21, 2013 and the date hereof, contained or contains any untrue statement of a material fact within the meaning of the Securities Act (Ontario) or omitted or omits to state a material fact that is required to be stated or that is necessary to make a statement therein not misleading in the light of the circumstances in which it was made.

ANNEX B-1

FORM OF OPINION OF

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1.

The issuance and sale of the Securities by the Company, the execution and delivery by the Company of the Agency Agreement and the performance by the Company of its obligations thereunder will not violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Agency Agreement or any judgment, order or decree of any New York or federal court or governmental authority binding upon the Company listed on a schedule to this opinion. For purposes of this letter, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 2 below) or state securities laws, other anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Securities, the Underwriting Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Underwriting Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.

2.

No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Company under any Applicable Law or under any judgment, order or decree listed on a schedule to this opinion for the issuance and sale of the Securities by the Company, the execution and delivery by the Company of the Agency Agreement and the performance by the Company of its obligations thereunder. For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

3.

The Company is not and, after giving effect to the offering and sale of the Securities, and the application of their proceeds as described in the Time of Sale Information and the Prospectus under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

4.

The statements in the Disclosure Package and the U.S. Prospectus under the heading “Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

5.

The Registration Statement, the Form F-X and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from any of them, as to which we express no opinion. We have assumed, for purposes of this paragraph, the compliance of the Canadian Prospectus with the requirements of British

Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission. We understand that such matters are covered in the opinion of Norton Rose Fulbright Canada LLP furnished to you today.

ANNEX B-2

FORM OF COMFORT LETTER OF

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

In the course of acting as United States counsel to the Company in connection with the offering of the Securities, we have participated in conferences and telephone conversations with officers and other representatives of the Company and the independent registered public accountants for the Company during which conferences and conversations the contents of the Registration Statement, the Pricing Prospectus, the U.S. Prospectus and related matters were discussed. Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company and its subsidiaries), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) at the time it became effective, the Registration Statement (except for the financial statements, financial statement schedules and other financial or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of the Applicable Time, the Time of Sale Information (except for the financial statements, financial statement schedules and other financial or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) at the time the U.S. Prospectus was issued, or at the Closing Date, the U.S. Prospectus (except for the financial statements, financial statement schedules and other financial or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As used herein, (i) “Applicable Time” means 1:30 p.m. (Eastern Time) on November 21, 2013 and (ii) “Time of Sale Information” means the U.S. Final Prospectus, as supplemented by the U.S. Preliminary Supplement, and the information included on Schedule I to the Agency Agreement.

ANNEX C-1

FORM OF REGULATORY OPINION

OF THE SENIOR VICE-PRESIDENT, FEDERAL GOVERNMENT & REGULATORY AFFAIRS OF THE COMPANY

1.

The statements in the Company’s Annual Information Form dated March 15, 2013 under the headings “Foreign Ownership Restrictions” and “Regulation”, as modified, supplemented or superseded to the extent that a statement contained therein is modified, supplemented or superseded by any document incorporated by reference in the Prospectuses, insofar as such disclosure describes or summarizes matters of law, fairly summarizes such matters of law.

2.

TELUS Communications Company is the only telecommunications common carrier (as such term is used in the Telecommunications Act and in accordance with Telecom Circular CRTC 2004-3 and the Ownership Regulations) that is controlled by the Company (through its control of the partners of TELUS Communications Company), and TELUS Communications Company is:

(a)	eligible to operate as a telecommunications common carrier in Canada, as defined under and in accordance with the Telecommunications Act, Telecom Circular CRTC 2004-3 and the Ownership Regulations;

(b)

not in violation of the prohibition contained in subsection 16(4) of the Telecommunications Act against operating in Canada as a telecommunications common carrier unless it is eligible under Section 16 of the Telecommunications Act to do so; and

(c)

not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations.

3.

Not less than 80% of the members of the board of directors of each of TCI and 1219723 Alberta ULC are individual Canadians, as defined under the Ownership Regulations, and Canadians, as defined under the Ownership Regulations, beneficially own, directly or indirectly, in the aggregate and otherwise than by way of security only, all of the issued and outstanding voting shares, as defined under the Ownership Regulations, of each of TCI and 1219723 Alberta ULC.

4.	TELUS Communications Company is the only radiocommunication carrier (as such term is used in the Radio Regulations) that is controlled by the Company and:

(a)	is eligible to hold radio licenses authorizing the operation in Canada of radio apparatus, as defined under and in accordance with the Radiocommunication Act and the Radio Regulations;

(b)

is not in violation of the prohibition contained in subsection 4(1) of the Radiocommunication Act against operating radio apparatus in Canada, except under and in accordance with a radio license issued or authorization by the Minister of Industry;

(c)	is not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the terms “Canadian” and “Canadian-owned and controlled” under the Radio Regulations; and

(d)	each of TCI and 1219723 Alberta ULC is itself eligible to be issued a radio license under subsection 10(2) of the Radio Regulations.

5.

Each of TCI, 1219723 Alberta ULC and TELE-MOBILE COMPANY are Canadians, as defined under the Ownership Regulations and the Radio Regulations, and such entities beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 66 2/3% of the beneficial interest in TELUS Communications Company, and TELUS Communications Company is not otherwise controlled by non-Canadians.

6.	The Company, in respect of its ownership of and control over TELUS Communications Company, is a carrier holding corporation and a qualified corporation, as defined under the Ownership Regulations.

7.

Except as disclosed in the Prospectuses, to the best of such counsel’s knowledge, there is no proposed or announced change in the Telecommunications Act, Radiocommunication Act, Ownership Regulations, Radio Regulations, Broadcasting Act or the CRTC Direction which would have a Material Adverse Effect.

8.

TCI, 1219723 Alberta ULC and Emergis Inc. are the only licensed broadcasting undertakings (as such term is defined in the Broadcasting Act) that are controlled by the Company and they are each individually:

(a)	eligible to hold broadcasting licenses authorizing the operation in Canada of broadcasting undertakings, as defined under and in accordance with the Broadcasting Act;

(b)	not in violation of the prohibition contained in subsection 32(1) of the Broadcasting Act; and

(c)	not a non-Canadian (as that term is defined in the CRTC Direction).

ANNEX C-2

FORM OF REGULATORY CERTIFICATE

OF THE SENIOR VICE-PRESIDENT, FEDERAL GOVERNMENT & REGULATORY AFFAIRS OF THE COMPANY

1.

To the best of such counsel’s knowledge, there are no legal or governmental investigations or other proceedings pending or threatened before any court or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign (including, without limitation, proceedings, inquiries or investigations of Industry Canada, Heritage Canada, the CRTC or the Bureau, or arising under the Telecommunications Act, the Radiocommunication Act, the Broadcasting Act or the Competition Act) to which the Company or any of its Material Subsidiaries is a party or to which any of the properties or assets of the Company or any of its Material Subsidiaries is subject that are required to be described in the Prospectuses, that are not so described as required or any statutes, including any statutes relating to the regulation of the Canadian telecommunications, radiocommunications and broadcasting industries (including for this purpose the orders, rules, regulations, directives, decisions, notices and policies promulgated pursuant to any applicable statutes or regulations specifically relating to the regulation of the Canadian telecommunications, radiocommunications and broadcasting industries and the orders, rules, regulations, directives, decisions, notices and policies promulgated thereunder), regulations, contracts or other documents that are required to be described in the Prospectuses that are not described as required.

2.

To the best of such counsel’s knowledge, each of the Company and its subsidiaries owns, possesses or has obtained all licenses, permits, certificates, consents, orders, approvals, waivers, registrations, and other authorizations from, and has made all declarations and filings with, all federal, provincial and other governmental authorities, all self-regulatory organizations and all courts and other tribunals, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof except where any failure to possess or obtain any such licenses, permits or other documents described in this paragraph or to make any such declaration or filing, or to fulfill any condition to an authorization would not, singly or in the aggregate, have a Material Adverse Effect, and neither the Company nor any such Material Subsidiary has received any actual notice of any proceeding relating to revocation or modification of any such license, permit, certificate, consent, order, waiver, registration, approval or other authorization, except as described in the Prospectuses or except where any revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect; and each of the Company and its Material Subsidiaries is in compliance with all laws and regulations relating to the conduct of its business as conducted as of the date hereof except where any non-compliance would not, singly or in the aggregate, have a Material Adverse Effect.

3.	To the best of such counsel’s knowledge, neither the Company nor any of its Material Subsidiaries is in violation of, or in default in any respect under, any judgment, decree,

decision, order, writ, law, statute, rule or regulation rendered or enacted in Canada respecting telecommunications and the regulation within Canada of telecommunications common carriers, as defined in the Telecommunications Act, respecting radiocommunication and the operation within Canada of radio apparatus, as defined in the Radiocommunication Act or respecting broadcasting and the regulation within Canada of broadcasting undertakings, as defined in the Broadcasting Act, applicable to the Company or its subsidiaries, or any interpretation or policy relating thereto that is applicable to the Company or its subsidiaries except where the consequence of such violations or defaults would not have a Material Adverse Effect; the conduct of the Company’s and its subsidiaries’ businesses in the manner and to the extent currently conducted and proposed to be conducted, as described in the Prospectuses, is in accordance with all material conditions and/or provisions of the Licenses and the Communications Statutes except where the consequence of any non-compliance would not, singly or in the aggregate, have a Material Adverse Effect; and no event has occurred which permits, or with notice or lapse of time or both, would permit the revocation or termination of any of the Licenses or which might result in any other material impairment of the rights of the Company and its Material Subsidiaries therein or in any material violation of the Communications Statutes except where any revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect.

4.

To the best of such counsel’s knowledge, when required, the Company and its Material Subsidiaries have timely filed all renewal applications with respect to all Licenses held by any of them, except where the failure so to file would not result in a Material Adverse Effect; no protests or competing applications have been filed with respect to such renewal applications and nothing has come to the Company’s attention that would lead it to conclude that such renewal applications will not be granted by the appropriate regulatory agency or body in the ordinary course or that its Licenses will be terminated, except where the consequence of such applications not being granted or termination of Licenses would not, singly or in the aggregate, have a Material Adverse Effect; and the Company and its subsidiaries are authorized under the Communications Statutes and the rules and regulations promulgated thereunder to continue to provide the services which are the subject of such renewal applications during the pendency thereof.

ANNEX D

LIST OF ISSUER FREE WRITING PROSPECTUSES

Pricing Term Sheet, dated November 21, 2013, as filed pursuant to Rule 433 of the U.S. Securities Act on November 21, 2013.